Exhibit 99.2

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 p.m. E.T. on May 22, 2025 Xylo Technologies Ltd. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. E.T. on May 22, 2025) The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares, or other Deposited Securities represented by such Shares, of Xylo Technologies Ltd. (the “ Company ”), registered in the name of the undersigned on the books of the Depositary as of the close of business on April 28, 2025 at the Company’s Special General Meetings of Shareholders , to be held on May 27, 2025 at 3:00 p.m. and 3:30 p.m. local time (8:00 a.m. and 8:30 a.m. E.T.) , at Meitar | Law Offices, 16 Abba Hillel Rd., Ramat Gan, Israel, or at any adjournments or postponements thereof, in respect of the resolutions specified on the reverse side. NOTES: 1. Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite the agenda item. Xylo Technologies Ltd. For Shareholders of record as of April 28, 2025 Tuesday, May 27, 2025, 3:00 PM and 3:30 PM, Local Time BNY: PO BOX 505006, Louisville, KY 40233 - 5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage - paid envelope provided Your vote matters! Have your ballot ready and please use one of the methods below for HDV\ YRWLQJ Your control number +DYH WKH GLJLW FRQWURO QXPEHU ORFDWHG LQ WKH ER[ DERYH DYDLODEOH ZKHQ \RX DFFHVV WKH ZHEVLWH DQG IROORZ WKH LQVWUXFWLRQV Special General Meetings of Shareholders

Xylo Technologies Ltd. Special General Meetings of Shareholders Please make your marks like this: YOUR VOTE PROPOSAL AGAINST ABSTAIN FOR 1. To approve the scheme of arrangement pursuant to Section 350 of the Israeli Companies Law 5759 - 1999, as detailed in the proxy statement dated April 21, 2025. Under Israeli law, every voting shareholder is required to notify the company whether such shareholder is an Interested Shareholder (as further described in the proxy statement). To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is not an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the approval of the arrangement at the first meeting, and not for or against approval of the arrangement at the second meeting, please notify Xylo's Chief Financial Officer, Ms. Tali dinar, at c/o Xylo Technologies Ltd., Hanechoshet 10, Tel Aviv, Israel, telephone: +972 - 3 - 689 - 9124 or by email (talid@xylotech.ai). If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify Xylo as described in the preceding sentence. Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title, if applicable) Date Date Signature (if held jointly)